UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 14, 2023

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2023

On August 14, 2023, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2023 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the three months ended June 30, 2023, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2023		As of June 30, 2023
Assets
Cash and Due from Banks		67,152,100		61,332,175
Call Loans and Bills Purchased		1,386,895		1,086,934
Receivables under Resale Agreements		11,693,419		14,195,893
Guarantee Deposits Paid under Securities Borrowing Transactions		1,897,429		1,714,426
Other Debt Purchased		3,836,735		3,904,318
Trading Assets		17,404,494		21,268,265
Money Held in Trust		514,607		568,865
Securities	*1, *2	37,363,140	*1, *2	44,086,569
Loans and Bills Discounted	*1	88,687,155	*1	91,463,813
Foreign Exchange Assets	*1	2,408,587	*1	2,417,603
Derivatives other than for Trading Assets		2,184,875		3,368,259
Other Assets	*1	8,689,547	*1	9,288,004
Tangible Fixed Assets		1,105,851		1,099,825
Intangible Fixed Assets		572,719		584,742
Net Defined Benefit Asset		859,271		820,729
Deferred Tax Assets		316,168		294,050
Customers’ Liabilities for Acceptances and Guarantees	*1	8,905,643	*1	9,312,235
Reserves for Possible Losses on Loans		(720,437)		(669,098)
Reserve for Possible Losses on Investments		(1)		(1)

Total Assets		254,258,203		266,137,612

	(Millions of yen)
	As of March 31, 2023	As of June 30, 2023
Liabilities
Deposits	150,498,976	146,526,777
Negotiable Certificates of Deposit	13,788,347	19,798,922
Call Money and Bills Sold	1,814,873	1,808,786
Payables under Repurchase Agreements	25,735,560	28,072,362
Guarantee Deposits Received under Securities Lending Transactions	757,842	859,552
Commercial Paper	1,782,111	1,636,507
Trading Liabilities	12,698,007	14,457,288
Borrowed Money	4,155,480	4,229,734
Foreign Exchange Liabilities	671,552	861,542
Short-term Bonds	477,141	458,646
Bonds and Notes	11,371,189	11,681,133
Due to Trust Accounts	1,534,097	1,114,199
Derivatives other than for Trading Liabilities	2,749,138	4,415,328
Other Liabilities	7,777,025	11,093,461
Reserve for Bonus Payments	126,694	38,887
Reserve for Variable Compensation	2,381	2,654
Net Defined Benefit Liability	68,429	67,965
Reserve for Director and Corporate Auditor Retirement Benefits	539	481
Reserve for Possible Losses on Sales of Loans	15,049	9,530
Reserve for Contingencies	13,706	22,997
Reserve for Reimbursement of Deposits	13,695	12,787
Reserve for Reimbursement of Debentures	7,798	6,973
Reserves under Special Laws	3,352	3,352
Deferred Tax Liabilities	22,391	24,086
Deferred Tax Liabilities for Revaluation Reserve for Land	58,711	58,061
Acceptances and Guarantees	8,905,643	9,312,235

Total Liabilities	245,049,740	256,574,260

Net Assets
Common Stock and Preferred Stock	2,256,767	2,256,767
Capital Surplus	1,129,267	1,129,267
Retained Earnings	5,093,911	5,230,926
Treasury Stock	(8,786)	(8,110)

Total Shareholders’ Equity	8,471,160	8,608,851

Net Unrealized Gains (Losses) on Other Securities	564,495	706,435
Deferred Gains or Losses on Hedges	(358,102)	(376,699)
Revaluation Reserve for Land	129,321	127,963
Foreign Currency Translation Adjustments	144,093	257,824
Remeasurements of Defined Benefit Plans	182,306	165,666
Own Credit Risk Adjustments, Net of Tax	19	(138)

Total Accumulated Other Comprehensive Income	662,133	881,050

Stock Acquisition Rights	5	5
Non-controlling Interests	75,163	73,444

Total Net Assets	9,208,463	9,563,352

Total Liabilities and Net Assets	254,258,203	266,137,612

(2) Quarterly Consolidated Statement of Income and Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the three months ended June 30, 2022		For the three months ended June 30, 2023
Ordinary Income		1,235,090		1,858,873
Interest Income		444,862		1,293,614
Interest on Loans and Bills Discounted		275,979		664,178
Interest and Dividends on Securities		80,623		117,802
Fiduciary Income		14,299		14,728
Fee and Commission Income		200,034		221,014
Trading Income		355,522		118,292
Other Operating Income		180,144		111,762
Other Ordinary Income	*1	40,227	*1	99,461
Ordinary Expenses		1,030,852		1,564,676
Interest Expenses		191,616		1,075,918
Interest on Deposits		56,662		388,963
Fee and Commission Expenses		40,854		49,824
Trading Expenses		348,543		714
Other Operating Expenses		21,909		18,675
General and Administrative Expenses		350,591		384,670
Other Ordinary Expenses	*2	77,337	*2	34,871

Ordinary Profits		204,237		294,197

Extraordinary Gains	*3	3,580	*3	20,018
Extraordinary Losses	*4	463	*4	641

Income before Income Taxes		207,355		313,574

Income Taxes:
Current		64,411		68,068
Deferred		(18,875)		(838)

Total Income Taxes		45,535		67,230

Profit		161,819		246,344

Profit Attributable to Non-controlling Interests		2,525		1,151

Profit Attributable to Owners of Parent		159,294		245,192

Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Profit	161,819	246,344
Other Comprehensive Income	(228,652)	220,912
Net Unrealized Gains (Losses) on Other Securities	(317,031)	141,921
Deferred Gains or Losses on Hedges	(27,323)	(18,111)
Foreign Currency Translation Adjustments	115,854	110,977
Remeasurements of Defined Benefit Plans	(10,934)	(16,483)
Own Credit Risk Adjustments, Net of Tax	(16)	(158)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	10,800	2,767

Comprehensive Income	(66,832)	467,256

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	(70,274)	465,468
Comprehensive Income Attributable to Non-controlling Interests	3,442	1,788

Notes to Quarterly Consolidated Financial Statements

Changes in Accounting Policies

(Implementation of ASU2016-13, “Measurement of Credit Losses on Financial Instruments”)

Some overseas subsidiaries which apply U.S. GAAP and are considered non-public business entities have adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the first quarter ended June 30, 2023. This update has replaced the incurred loss impairment methodology in previous U.S. GAAP with a methodology that reflects expected credit losses with respect to financial instruments in the amortized cost category, and full lifetime expected credit losses have been estimated upon initial recognition and a reserve has been recognized. In adopting the accounting standard, Retained Earnings was adjusted for the cumulative effect at the beginning of the first quarter ended June 30, 2023 in accordance with transitional treatment set out in the accounting standard.

As a result, at the beginning of the first quarter ended June 30, 2023, Reserves for Possible Losses on Loans increased by ¥1,188 million, Reserves for Contingencies increased by ¥1,485 million and Retained Earnings decreased by ¥1,883 million.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Group Executive Officer, and Operating officers to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Operating officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) and other entities in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s responsibilities and others in their respective company (“Stock Compensation I”), the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”) and the stock compensation program based on Company Group Officer’s responsibilities in their respective company and the performance evaluation of the Company Group, which distributes MHFG’s shares to Operating officers of MHFG and certain consolidated subsidiaries (“Stock Benefit”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their responsibilities and others. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving financial-related indicators and evaluation of stakeholder-related indicators that the Company Group regard as important in order to improve corporate value over the medium to long term. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Benefit will be paid in the collective form of MHFG’s share, which is based on responsibilities in their respective company and the performance evaluation of the Company Group. Reduction and forfeit of the benefit can occur in the program.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of June 30, 2023 was ¥4,213 million for 2,637 thousand shares (the carrying amount as of March 31, 2023 was ¥5,126 million for 3,231 thousand shares).

Reserves for Possible Losses on Loans

In light of the principles set forth in the report entitled “Japanese Financial Services Agency (“JFSA”)’s supervisory approaches to lending business and loan loss provisioning” published by JFSA in December 18, 2019, we have reflected the potential impact of macroeconomic uncertainty and others on credit risks on Reserves for Possible Losses on Loans for some credit. More specifically, we used the assumptions based on the forecasted GDP growth rate, financial variables including resource prices, interest rate, exchange rates, and others, the future outlook of the business environment for specific portfolio segments, the impact of reduced production of semiconductors, the Russia-Ukraine situation, and the U.S-China conflict and others in addition to the rebound demand and elevated global inflation following the end of COVID-19. Expected losses affected by these impacts in the future are recognized as Reserves for Possible Losses on Loans. There are no material changes in the methods of the above accounting estimates and the major assumptions used in the consolidated financial statements from those of the previous fiscal year.

In addition, expected losses which are assumed may occur in the future due to difficulties in foreign currency cash management influenced by economic sanctions against Russia, in claims for which transfer risk has not been avoided, are recognized as Reserve for Possible Losses on Loans to Restructuring Countries.

The expected losses are calculated based on evaluation of Russian country risk and past defaults which are announced by external rating firms and others. The amount of Reserve for Possible Losses on Loans to Restructuring Countries for the three months ended June 30, 2023 is ¥43,206 million, which includes ¥41,571 million against the claims related to Russia.

Notes to Quarterly Consolidated Balance Sheet

*1.

Claims based on Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions are as follows. The claims consist of those included in the accounts of bonds included in “Securities” (its principal’s redemption and interest payments are guaranteed, in whole or in part, and the corporate bonds issue is limited to a private placement of the securities (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), “Loans,” “Foreign Exchanges Assets,” accrued interest and suspense payment in “Other Assets” and “Customers’ Liabilities for Acceptances and Guarantees” in the consolidated balance sheet, and securities in the notes in case they are loans (limited to those under a loan for use or lease agreement).

	(Millions of yen)
	As of March 31, 2023	As of June 30, 2023
Claims against Bankrupt and Substantially Bankrupt Obligors	43,866	42,599
Claims with Collection Risk	655,396	617,923
Claims for Special Attention	372,433	502,047
Loans Past Due for 3 Months or More	288	332
Restructured Loans	372,144	501,715
Sub-total	1,071,696	1,162,570
Normal Claims	100,457,014	103,623,853
Total	101,528,710	104,786,423

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in “Securities,” which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2023	As of June 30, 2023
1,134,235	1,105,435

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Gains on Sales of Stocks	24,659	43,838
Reversal of Reserves for Possible Losses on Loans	—	35,894

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Stock-related Derivatives Expenses	—	10,083
Losses on Sales of Stocks	5,145	8,876

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Gains on Cancellation of Employee Retirement Benefit Trust	3,254	14,847
Gains on Disposition of Fixed Assets	325	5,171

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Losses on Disposition of Fixed Assets	463	486
Losses on Impairment of Fixed Assets	—	154

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the three months ended June 30, 2023. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the three months ended June 30, 2022 and 2023 are as follows:

	(Millions of yen)
	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Depreciation	38,709	40,236
Amortization of Goodwill	942	947

Changes in Net Assets

For the three months ended June 30, 2022

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 13, 2022 The Board of Directors	Common Stock	101,542	40.00	March 31, 2022	June 6, 2022	Retained Earnings

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 13, 2022 include ¥123 million of cash dividends on treasury stock held by BBT trust account.

For the three months ended June 30, 2023

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2023 The Board of Directors	Common Stock	107,882	42.50	March 31, 2023	June 6, 2023	Retained Earnings

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2023 include ¥137 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

Effective as of April 1, 2023, MHFG partially restructured its in-house company system. CIBC was newly established by the integration of the Corporate & Institutional Company and the investment banking functions of the Global Products Unit. With the establishment of CIBC, the Global Corporate Company changed its name to GCIBC.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the three months ended June 30, 2022

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	154,410	108,852	150,732	147,580	13,907	17,685	593,166
General and administrative expenses (excluding Non-Recurring Losses and others)	155,381	52,177	71,411	61,429	8,298	9,862	358,558
Equity in income from investments in affiliates	(2,196)	1,535	5,948	—	36	251	5,574
Amortization of goodwill and others	518	23	90	193	1,715	250	2,789
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(3,685)	58,187	85,179	85,958	3,930	7,823	237,392

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥1,227 million, of which ¥130 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the partial restructuring of in-house companies and the change in allocation method for transactions between each segment and “Others” made in April 2023, reclassification was made on the above table to reflect the relevant change.

For the three months ended June 30, 2023

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	164,598	111,373	153,223	137,137	13,537	52,205	632,073
General and administrative expenses (excluding Non-Recurring Losses and others)	156,509	53,630	80,270	73,807	8,495	18,915	391,626
Equity in income from investments in affiliates	1,835	1,419	6,739	—	(369)	826	10,450
Amortization of goodwill and others	—	—	217	—	1,618	264	2,099
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	9,924	59,162	79,475	63,330	3,055	33,852	248,798

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥17,795 million, of which ¥17,329 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the three months ended June 30, 2022 and 2023, are as follows:

	(Millions of yen)
	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	237,392	248,798
General and Administrative Expenses (non-recurring losses)	10,757	9,055
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(67,067)	(4,647)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	2,209	31,997
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	19,223	5,255
Net Extraordinary Gains (Losses)	3,117	19,377
Others	1,722	3,738

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	207,355	313,574

Financial Instruments

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2023.

Securities

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2023.

Money Held in Trust

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2023.

Derivatives Information

The classification, type, contract value, fair value and unrealized gains (losses) which are material for the operation of corporate group and have changed significantly in comparison to the end of fiscal year ended March 31, 2023 are as follows;

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2023

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Interest Rate Futures	133,198,056	105,460	105,460
Over-the-Counter	Interest Rate Swaps	1,632,369,585	(29,580)	(29,580)
Inter-Company or Internal Transactions	Interest Rate Swaps	15,675,207	409,412	409,412

Total		—	485,292	485,292

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) and others are excluded from the above table.

As of June 30, 2023

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Interest Rate Futures	175,189,022	(772,671)	(772,671)
Over-the-Counter	Interest Rate Swaps	1,684,663,161	(131,936)	(131,936)
Inter-Company or Internal Transactions	Interest Rate Swaps	22,922,554	406,306	406,306

Total		—	(498,301)	(498,301)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2023

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Swaps	101,803,817	221,551	177,713
	Forwards	137,422,181	16,369	16,369
Inter-Company or Internal Transactions	Swaps	3,839,109	259,825	11,189
	Forwards	387	12	12

Total		—	497,758	205,284

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of June 30, 2023

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Swaps	109,951,226	207,317	257,782
	Forwards	152,409,770	(143,974)	(143,974)
Inter-Company or Internal Transactions	Swaps	4,371,419	526,065	23,243
	Forwards	12,088	642	642

Total		—	590,051	137,694

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

Revenue recognition

	(Millions of yen)
	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Ordinary Income	1,235,090	1,858,873
Fee and Commission Income	200,034	221,014
Deposits and Lending business (1)	63,524	66,518
Securities-related business	41,580	57,177
Remittance business	26,909	26,126
Trust-related business	14,797	15,464
Guarantee-related business (2)	10,163	10,280
Agency business	8,686	9,106
Fees for other customer services	34,371	36,339
Fiduciary Income	14,299	14,728

Other Ordinary Income (1)	1,020,757	1,623,130

Notes:

(1)	Part of these amounts are considered to be revenues from contracts that are within the scope of “Accounting Standard for Revenue Recognition”.
(2)	These amounts are revenues from contracts that do not meet the scope of “Accounting Standard for Revenue Recognition”.
(3)

In the above table, revenues that are within the scope of “Accounting Standard for Revenue Recognition” are mainly generated from “Retail & Business Banking Company”, “Corporate & Investment Banking Company” and “Global Corporate & Investment Banking Company”.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the three months ended June 30, 2022	For the three months ended June 30, 2023
(1) Net Income per Share of Common Stock	Yen	62.85	96.75
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	159,294	245,192
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	159,294	245,192
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,534,214	2,534,288

(2) Diluted Net Income per Share of Common Stock	Yen	62.85	96.74
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	52	60
Stock Acquisition Rights	Thousands of shares	52	60
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Note)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the three months ended June 30, 2022 was 3,289 thousand, and the average number of such Treasury Stock shares deducted during the three months ended June 30, 2023 was 3,153 thousand.

II.	Others

At the meeting of the Board of Directors held on May 15, 2023, the year-end cash dividends for the 21st term were resolved as follows:

Total amount of year-end cash dividends	¥107,882 million
Year-end cash dividends per share
Common Stock	¥42.50
Effective date and starting date of dividend payments	June 6, 2023